UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NXP Semiconductors N.V.

(Name of Issuer)

Common Stock, par value €0.20 per share

(Title of Class of Securities)

N6596X109

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Amendment No. 4 to Schedule 13G	Page 2 of 20

CUSIP No. N6596X109
1.	Name of Reporting Person KKR NXP Investor S.à.r.l.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

Amendment No. 4 to Schedule 13G	Page 3 of 20

CUSIP No. N6596X109
1.	Name of Reporting Person KKR SP Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

Amendment No. 4 to Schedule 13G	Page 4 of 20

CUSIP No. N6596X109
1.	Name of Reporting Person KKR Fund Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

Amendment No. 4 to Schedule 13G	Page 5 of 20

CUSIP No. N6596X109
1.	Name of Reporting Person KKR Fund Holdings GP Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

Amendment No. 4 to Schedule 13G	Page 6 of 20

CUSIP No. N6596X109
1.	Name of Reporting Person KKR Group Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

Amendment No. 4 to Schedule 13G	Page 7 of 20

CUSIP No. N6596X109
1.	Name of Reporting Person KKR Group Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

Amendment No. 4 to Schedule 13G	Page 8 of 20

CUSIP No. N6596X109
1.	Name of Reporting Person KKR & Co. L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

Amendment No. 4 to Schedule 13G	Page 9 of 20

CUSIP No. N6596X109
1.	Name of Reporting Person KKR Management LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

Amendment No. 4 to Schedule 13G	Page 10 of 20

CUSIP No. N6596X109
1.	Name of Reporting Person Henry R. Kravis
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

Amendment No. 4 to Schedule 13G	Page 11 of 20

CUSIP No. N6596X109
1.	Name of Reporting Person George R. Roberts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

Amendment No. 4 to Schedule 13G	Page 12 of 20

STATEMENT ON SCHEDULE 13G

This is Amendment Number 4 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2011 (the “Schedule 13G”).

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 1 to the Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value €0.20 per share (the “Common Stock”) of NXP Semiconductors N.V. (the “Issuer”).

Item 1.

	(a)	Name of Issuer:

NXP Semiconductors N.V.

	(b)	Address of Issuer’s Principal Executive Offices:

60 High Tech Campus 60, 5656 AG Eindhoven, The Netherlands

Item 2.

	(a)	Name of Persons Filing:

KKR NXP Investor S.à.r.l.

KKR SP Limited

KKR Fund Holdings L.P.

KKR Fund Holdings GP Limited

KKR Group Holdings L.P.

KKR Group Limited

KKR & Co. L.P.

KKR Management LLC

Henry R. Kravis

George R. Roberts

	(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing (other than George R. Roberts) is: c/o Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street, Suite 4200 New York, NY 10019

Amendment No. 4 to Schedule 13G	Page 13 of 20

The principal business office for George R. Roberts is: c/o Kohlberg Kravis Roberts & Co. L.P. 2800 Sand Hill Road, Suite 200 Menlo Park, CA 94025

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common stock, €0.20 par value per share.

(e)	CUSIP Number:

N6596X109

Item 3.

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned: See Item 9 of each cover page.

	(b)	Percent of class: See Item 11 of each cover page.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page.

		(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page.

		(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

		(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Amendment No. 4 to Schedule 13G	Page 14 of 20

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Amendment No. 4 to Schedule 13G	Page 15 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

KKR NXP Investor S.a r.l.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Authorized Person

KKR SP Limited

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR Fund Holdings L.P.

By:	KKR Fund Holdings GP Limited, its General Partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR Fund Holdings GP Limited

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR Group Holdings L.P.

By:	KKR Group Limited, its General Partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

Amendment No. 4 to Schedule 13G	Page 16 of 20

KKR Group Limited

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & Co. L.P.

By:	KKR Management LLC, its General Partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Vice President and Chief Financial Officer

KKR Management LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Vice President and Chief Financial Officer

Henry R. Kravis

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

George R. Roberts

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

EXHIBIT LIST

Exhibit Number	Title

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed on February 14, 2011)

2	Powers of Attorney